Filed pursuant to 424(b)(3)
Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 8 DATED DECEMBER 30, 2010

TO THE PROSPECTUS DATED SEPTEMBER 14, 2010

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated September 14, 2010 (the “Prospectus”), as supplemented by Supplement No. 5 dated December 1, 2010, Supplement No. 6, dated December 22, 2010, and Supplement No. 7 dated December 28, 2010. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update concerning distributions authorized by our board of directors;

B.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments;”

C.	To update disclosure in the section of the Prospectus titled “Risk Factors;” and

D.	To update disclosure in the Section of the Prospectus titled “Federal Income Tax Considerations.”

A. Distributions Authorized by Our Board of Directors

Our board of directors authorized a quarterly cash distribution of $0.15625 per share of common stock for the first quarter of 2011. Individual distribution payments are calculated based on the number of days each stockholder has been a stockholder of record during the quarter, so that investors are eligible to earn distributions immediately upon purchasing shares of our common stock. Distributions are calculated based on common stockholders of record as of the close of business on each day of the quarter. Distributions for stockholders participating in the Company’s distribution reinvestment plan will be reinvested into shares of our common stock.

B. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments”

The following is inserted as a new caption after the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments — Debt Secured by our Real Property”:

Corporate Line of Credit

On December 23, 2010, we, through one of our subsidiaries, acting jointly and severally with certain affiliates as the “borrower,” entered into a Borrowing Base Revolving Line of Credit Agreement, which we refer to herein as the “credit agreement,” with certain lenders including JPMorgan Chase Bank, N. A., as Administrative Agent; PNC Bank, National Association, as Syndication Agent; and US Bank, N. A., as Documentation Agent, which we refer to collectively herein as the “lenders.” The credit agreement provides for future credit advances aggregating up to $100.0 million, subject to various covenants and restrictions. The Company is the guarantor of the borrower’s obligations under the credit agreement. The credit agreement allows the borrower access to up to $25.0 million in swing line advances and up to $25.0 million of letters of credit (both as defined in the credit agreement), subject to satisfaction of certain financial covenants and also provides the borrower an option to increase the aggregate commitments, subject to a successful syndication, up to a total of $300.0 million. The primary interest rate within the credit agreement is based on LIBOR plus a margin ranging from 2.25% to 2.75%, depending on the then current leverage ratio (as defined in the credit agreement). An alternative base rate plus margin based pricing is available as well. The maturity date of the credit agreement is December 23, 2013, and may be extended pursuant to a one-year extension option, subject to the satisfaction of certain financial covenants. Borrowings under the credit agreement are available to finance the acquisition and operation of qualified properties, as well as for working capital and general corporate purposes, and will be secured by the qualified properties financed with such borrowings. As of the date of this Supplement, there have been no credit advances pursuant to the credit agreement.

The credit agreement provides for the maintenance of certain quarterly financial covenants (as set forth in the credit agreement), including: (i) a consolidated tangible net worth test; (ii) a consolidated leverage ratio test; (iii) a consolidated fixed charge coverage requirement; (iv) a maximum recourse indebtedness test; and (v) various qualified property covenants and restrictions. The credit agreement requires the Company to maintain REIT status as defined under Section 856 of the Internal Revenue Code.

The credit agreement also contains certain affirmative and negative covenants (as defined in the credit agreement) which, among other things, require the borrower to deliver to the lenders specified quarterly and annual financial information, and limit the borrower and/or the Company, subject to various exceptions, thresholds and limitations from: (i) merging with other companies or changing ownership interest; (ii) selling its business or substantially all of its property; (iii) incurring additional indebtedness or off-balance sheet obligations; (iv) entering into transactions with affiliates, except on an arms-length basis; (v) making certain types of investments; and (vi) paying distributions when there is an event of default under the Credit Agreement or that would otherwise cause an event of default, provided that distributions or dividends may be paid while an event of default is continuing if such distributions or payments are required to enable the Guarantor to qualify as a REIT.

The credit agreement allows for prepayment of principal and incurred interest. The credit agreement contains various customary events of default, which are defined in the agreement. As is customary in such financings, if an event of default occurs under the credit agreement, the lenders may accelerate the repayment of amounts outstanding and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

C. Update to the Section of the Prospectus Titled “Risk Factors”

The disclosure on page 49 of the Prospectus titled “Risks Related to Our Taxation as a REIT — Distributions payable by REITs do not qualify for the reduced tax rates that apply to corporate distributions” is deleted in its entirety and replaced with the following:

Distributions payable by REITs do not qualify for the reduced tax rates that apply to other corporate distributions.

Tax legislation enacted in 2003, as amended, and subsequently extended in December 2010, generally reduces the maximum U.S. federal income tax rate for distributions payable by corporations to domestic stockholders that are individuals, trusts or estates to 15% through 2012. Distributions payable by REITs, however, generally continue to be taxed at the normal rate applicable to the individual recipient, rather than the 15% preferential rate. Although this legislation does not adversely affect the taxation of REITs or distributions paid by REITs, the more favorable rates currently applicable to regular corporate distributions could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay distributions, which could adversely affect the value of the stock of REITs, including our common stock. See “Federal Income Tax Considerations — Taxation of Taxable U.S. Stockholders — Distributions Generally.”

D. Update to the Section of the Prospectus Titled “Federal Income Tax Considerations”

1. The first paragraph in the section of the Prospectus on page 135 titled “Federal Income Tax Considerations — Taxation of Industrial Income Trust” is deleted in its entirety and replaced with the following:

Taxation of Industrial Income Trust

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on that portion of our ordinary income or capital gain that we distribute currently to our stockholders, because the REIT provisions of the Code generally allow a REIT to deduct distributions paid to its stockholders. This substantially eliminates the federal “double taxation” on earnings (taxation at both the corporate level and stockholder level) that usually results from an investment in a corporation. For tax years through 2012, most domestic stockholders that are individuals, trusts or estates are taxed on corporate dividends at a maximum rate of 15% (the same as long-term capital gains). With limited exceptions, however, dividends from us or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income, which will be as high as 35% through 2012. See “Federal Income Tax Considerations — Taxation of Taxable U.S. Stockholders.”

2. The first paragraph in the section of the Prospectus on page 146 titled “Federal Income Tax Considerations — Taxation of Taxable U.S. Stockholders — Distributions Generally” is deleted in its entirety and replaced with the following:

Distributions Generally

Distributions to U.S. stockholders, other than capital gain distributions discussed below, will constitute distributions up to the amount of our current or accumulated earnings and profits and will be taxable to the stockholders as ordinary income. These distributions are not eligible for the dividends received deduction generally available to corporations. In addition, with limited exceptions, these distributions are not eligible for taxation at the preferential income tax rates for qualified dividends received through 2012 by domestic stockholders that are individuals, trusts and estates from taxable C corporations. Stockholders that are individuals, however, are taxed at the preferential rates on dividends designated by and received from us to the extent that the dividends are attributable to (i) income retained by us in the prior taxable year on which we were subject to corporate level income tax (less the amount of tax), (ii) dividends received by us from taxable C corporations, or (iii) income in the prior taxable year from the sales of “built-in gain” property acquired by us from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

3. The disclosure in the section of the Prospectus on page 146 titled “Federal Income Tax Considerations — Taxation of Taxable U.S. Stockholders — Capital Gain Distributions” is deleted in its entirety and replaced with the following:

Capital Gain Distributions

Distributions to U.S. stockholders that we properly designate as capital gain distributions normally will be treated as long-term capital gains to the extent they do not exceed our actual net capital gain for the taxable year without regard to the period for which the U.S. stockholder has held his shares of common stock. A corporate U.S. stockholder might be required to treat up to 20% of some capital gain distributions as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15% (through 2012) in the case of stockholders who are individuals, trusts and estates, and 35% in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are individuals, to the extent of previously claimed depreciation deductions. See “— Operational Requirements — Annual Distribution Requirement” for the treatment by U.S. stockholders of net long-term capital gains that we elect to retain and pay tax on.

4. The first paragraph in the section of the Prospectus on page 147 titled “Federal Income Tax Considerations — Certain Distributions of Our Common Stock” is deleted in its entirety and replaced with the following:

Certain Dispositions of Our Common Stock

In general, capital gains recognized by individuals upon the sale or disposition of shares of common stock will be subject to a maximum federal income tax rate of 15% (through 2012) if such shares of common stock are held for more than 12 months, and will be taxed at ordinary income rates (of up to 35% through 2012) if such shares of common stock are held for 12 months or less. Gains recognized by stockholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of a share of our common stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of common stock by a stockholder who has held such shares of common stock for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that are required to be treated by the stockholder as long-term capital gain.

5. The following information concerning recent legislation and the sunset of the reduced tax rate provisions supplements and updates the information contained on pages 134-155 of the Prospectus.

Recent Legislation

Effective January 1, 2011 new federal income tax information reporting rules may apply to certain transactions in our shares. Where they apply, the “cost basis” calculated for the shares involved will be reported to the Internal Revenue Service (“IRS”) and to you. Generally these rules apply to all shares purchased after December 31, 2010 including (at our election) those purchased through our distribution reinvestment plan. For “cost basis” reporting purposes, you may identify by lot the shares that you transfer or that are redeemed, but if you do not timely notify us of your election, we will identify the shares that are transferred or redeemed on a “first in/first out” basis. The shares in the distribution reinvestment plan are also eligible for the “average cost” basis method, should you so elect.

Information reporting (transfer statements) on other transactions may also be required under these new rules. Generally, these reports are made for certain transactions other than purchases in shares acquired before January 1, 2011. Transfer statements are issued between “brokers” and are not issued to the IRS or to you.

Stockholders should consult their tax advisors regarding the consequences to of these new rules.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described in this prospectus are subject to a sunset provision. On December 17, 2010, President Obama signed into law the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010, preventing an expiration of current federal income tax rates on December 31, 2010 by amending the sunset provisions such that they will take effect on December 31, 2012. The amended sunset provisions generally provide that for taxable years beginning after December 31, 2012, certain provisions that are currently in the Code will revert back to a prior version of those provisions. These provisions include, without limitation, provisions related to the reduced maximum income tax rate for long-term capital gains of 15% (rather than 20%) for taxpayers at individual rates, reduced individual income tax rates on ordinary income, the application of the 15% tax rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed in this prospectus. Consequently, stockholders are urged to consult their own tax advisors regarding the effect of the sunset provisions based on their individual tax situations.

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